Exhibit 99.9

                     IN THE UNITED STATES DISTRICT COURT
               FOR THE DISTRICT OF MARYLAND, NORTHERN DIVISION

CHATEAU PROPERTIES, INC.,                        )
                                                 )
       Plaintiff,                                )
                                                 )
v.                                               )
                                                 )
MANUFACTURED HOME COMMUNITIES, INC.,             )       Case No. 96-2930
MHC OPERATING LIMITED PARTNERSHIP,               )
                                                 )       Judge Nickerson
      Defendants and Counterclaim-Plaintiffs,    )
                                                 )
v.                                               )
                                                 )
CHATEAU PROPERTIES, INC., ROC COMMUNITIES,       )
INC., JOHN A. BOLL, C.G. KELLOGG, JAY G.         )
RUDOLPH, GEBRAN S. ANTON, JR., JAMES M.          )
LANE, KENNETH E. MYERS and EDWARD R. ALLEN,      )
                                                 )
      Counterclaim-Defendants                    )
                                                 )
_________________________________________________)

                 MEMORANDUM OF THE MRC PARTIES IN SUPPORT OF
                THEIR MOTION FOR A TEMPORARY RESTRAINING ORDER

        Defendants and counterclaim-plaintiffs Manufactured Home Communities, Inc. ("MHC") and MHC Operating Limited Partnership ("MHC OP") (collectively, the "MHC Parties") respectfully submit this memorandum in support of their motion for a temporary restraining order preventing the purchase or sale, by Chateau Properties, Inc. ("Chateau") or its directors, of Chateau stock or the taking of other steps to materially alter the status quo until the MHC Parties' motion for a preliminary injunction is decided. These purchases and sales are part of a larger scheme designed by entrenched management to preclude Chateau's shareholders from having the opportunity to accept a $26 per share cash offer for their shares from MHC OP and to force shareholders to accept inferior consideration for their shares pursuant to a revised merger agreement (the "Revised Merger Agreement") between Chateau and ROC Communities, Inc. ("ROC").

        Under the scheme contemplated in the Revised Merger Agreement:

        * The Chateau Insiders (as defined herein) will transfer at least $27 million in taxable gain to Chateau's shareholders and over $100 million in taxable gain to the new entity created by the merger.

        * Up to $35 million in corporate funds will be used for a stock repurchase program that is detrimental to existing shareholders. The sole purpose of this repurchase program is to assure both the approval of the Revised Merger Agreement and the achievement of the personal tax objectives of the Chateau Insiders.

        * Chateau will sell stock to the Insiders, again for the sole purpose of assuring approval of the Revised Merger Agreement and achieving the Insiders' personal tax objectives.

        * Unlike the original Chateau-ROC merger agreement, which required the approval of two-thirds of Chateau's outstanding shares, the Revised Merger Agreement need

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               only be approved by a majority of the shares voted, which will allow the Insiders to ensure that their scheme is successful.

        The net effect of all of these machinations is that the shareholders will effectively be disenfranchised. Chateau's Insiders will give themselves the power to approve the Chateau-ROC merger EVEN IF EVERY SINGLE EXISTING SHAREHOLDER DISAGREES. Moreover, because consummation of the Chateau-ROC merger would cause MHC OP to terminate its tender offer, the shareholders will be deprived of the opportunity to choose for themselves the future of their investment.

        In pursuing this scheme, Chateau's directors are engaging in transparent self-dealing in blatant disregard of their fiduciary duties to the shareholders. If the directors had not placed their own interests ahead of those of the shareholders, Chateau and ROC could have merely adjusted the exchange ratio pursuant to the Revised Merger Agreement without also depriving the shareholders of effective voting rights and burdening them with substantial tax liabilities.

        What makes this case astonishing is that Chateau's directors have gone beyond simply attempting to entrench themselves in office by preventing a change in corporate control. Entrenchment IS an important element of the directors' plan. But the plan also contemplates that the shareholders will be compelled to bear the burden of millions of dollars in tax liabilities from the

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insiders. It is as if the shareholders are being required to pay a fee for the privilege of being cheated. This is an unprecedented breach of fiduciary duty that the Court should not countenance.

I.      FACTUAL BACKGROUND

        A.     CHATEAU'S CORPORATE AND PARTNERSHIP STRUCTURE

        Chateau, a Maryland corporation that is publicly traded on the New York Stock Exchange, is a real estate investment trust (a "REIT") in the business of operating manufactured home communities. Chateau is the corporate general partner of CP Limited Partnership, the operating partnership that holds the REIT's assets.

        The Chateau insiders (the "Insiders") are John A. Boll, the Chairman of the Board of Directors, C.G. Kellogg, the President, Chief Executive Officer, and a member of the Chateau Board and Edward R. Allen, a member of the Board.<F1>(1) The Insiders own virtually no stock in Chateau even though they control the company through their positions as directors and officers. Instead, they own units in CP Limited Partnership ("OP units"). The reason for this is tax-driven. Under federal tax law, the Insiders could not have contributed real estate to Chateau in exchange for common stock without triggering substantial tax

<F1>
- -----
1 Jay G. Rudolph, Gebran S. Anton, Jr., James M. Lane and Kenneth E. Myers are the other members of the Board of Directors of Chateau.

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liabilities. They avoided these taxes by creating and taking OP units for their properties instead. The OP units are convertible into Chateau common stock on a 1-for-1 basis, but conversion of the OP units would, under ordinary circumstances, trigger the substantial tax liabilities which the Insiders have thus far avoided.

        B.     THE INITIAL CHATEAU-ROC MERGER PROPOSAL

        On July 18, 1996, Chateau and ROC, another REIT in the manufactured home communities business, announced an agreement to merge the two companies into a combined entity through an exchange of stock. Immediately after the announcement of the proposed transaction, the market price of Chateau stock was between $23 and $24 per share.

        C.     THE MHC PROPOSAL AND THE TENDER OFFER

        On August 16, 1996, MHC, which is also a REIT in the manufactured home communities business, communicated to Chateau's Chairman, Mr. Boll, an offer to merge with Chateau. The offer provided a choice to shareholders and OP unit holders of $26 cash per share or 1.15 shares of MHC common stock per share, or a combination of cash and MHC common stock at that ratio. The $26 per share price represented a substantial premium over the value of between $23 and $24 per share that the market was assigning to the proposed Chateau-ROC combination and a 17 percent premium over Chateau's closing price on July 17, 1996, the day before the original Chateau-ROC merger agreement was announced. The Chateau

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Board reiterated its commitment to the Chateau-ROC merger and rejected the MHC offer.

        MHC decided to give Chateau's shareholders the choice of whether to accept MHC's offer, and it therefore caused MHC OP<F2>(2) to commence a tender offer on September 4, 1996 for all outstanding shares of Chateau's common stock that it does not already own at a price of $26 per share ("the Tender Offer"). The Tender Offer expires on October 1, 1996, unless extended. MHC OP presently owns approximately two percent of Chateau's outstanding common stock.

        D.     THE INSIDERS' RESPONSE TO THE TENDER OFFER

        On September 17, 1996, Chateau and ROC entered into the Revised Merger Agreement, providing for minor adjustments in the exchange ratio for the merger. What is startling about the Revised Merger Agreement is that it contemplates a series of devices that would effectively disenfranchise the shareholders, cause a transfer of substantial tax liabilities to the shareholders from the Insiders and have as their sole purpose preventing the shareholders from exercising their rights.

        The crux of the Insiders' plan is to obtain majority voting power in Chateau and leave the existing shareholders with no

<F2>
- -----
2 MHC OP is a limited partnership organized under the laws of Illinois. The sole general partner of MHC OP is MHC. MHC owns approximately a 90% interest in MHC OP. MHC is a Maryland corporation.


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meaningful control over the future of their investment. If the Insiders succeed in obtaining voting control over Chateau, they will be able to assure shareholder approval of the Chateau-ROC merger even if all of the existing shareholders disagree. Consummation of the Chateau-ROC merger would cause MHC to terminate the Tender Offer and deprive the shareholders of the opportunity to receive $26 per share. However, to make their plan succeed, the Insiders need to cause a number of events to occur, all of which are detrimental to the shareholders.

        First, the Revised Merger Agreement would enable the Insiders to exchange their OP units for shares of Chateau common stock on a tax-efficient basis and avoid more than $100 million in taxable gain. The ability to convert their nonvoting OP units into shares on a tax-efficient basis would be a triumph for the Insiders: they have never previously been able to exchange their OP units into voting common stock without incurring very large taxes, and some of their OP units were not convertible at all. Indeed, they were not able to make a tax-efficient conversion of their OP units under the original Chateau-ROC Agreement.

        However, the Insiders' gain would be the shareholders' loss because the contemplated conversion of OP units would transfer substantial amounts of taxable gain from the Insiders to the existing shareholders. Chateau and its directors do not contest this point; a Chateau representative conceded at an analysts' conference held on September 18, 1996 that the planned conversion

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would cause a net transfer of $27 million (or $4 to $5 per share) of taxable gain to the existing shareholders of Chateau. (Transcript of Analysts' Conference (transcribed from a tape), attached as Exhibit A, at pp. 19, 38.)

        Although having both common stock and operating partnership units in REITs (called "UPREITS") is common, the transfer of tax liabilities from operating partnership unit holders to common shareholders is unprecedented in the REIT industry. No purchaser of common stock in an UPREIT, including Chateau, has ever had any reason to expect that he or she could be mistreated in this way. In fact, it could not happen absent the self-dealing present in this case.

        Second, the Insiders' scheme calls for Chateau to spend approximately $35 million to repurchase up to 1.45 million Chateau shares through open market purchases, private transactions or a tender offer. By reducing the number of shares outstanding, these repurchases would move the Insiders closer to their goal of having voting control over Chateau after they convert their OP units. The repurchases would also help to ensure that at least 80 percent of the stock in the new company formed in the Chateau-ROC merger would be owned by ROC shareholders or converting OP unit holders. Satisfaction of this 80% test is essential under the Internal Revenue Code for the success of the Insiders' scheme to achieve the transfer of tax liabilities from OP unit holders to shareholders.

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

        Thus, the contemplated repurchases would confer a very large benefit on the Insiders. By contrast, the repurchases would be highly detrimental for the existing shareholders. $35 million from Chateau's corporate treasury would be used for the precise purpose of preventing the shareholders from taking the best transaction available to them. The shareholders would suffer doubly -- not only would they be unable to receive the $26 per share MHC OP is offering, but they also would suffer because corporate assets would be spent for a purpose that is detrimental to their interests.

        Third, the Revised Merger Agreement contemplates a series of further machinations designed to give the Insiders voting control over Chateau. These include a planned sale of shares to the Insiders and a purchase of Chateau shares by ROC, each of which would help the Insiders and their allies achieve the votes necessary to consummate the merger and satisfy the 80 percent threshold necessary to ensure that the Insiders can transfer their tax liability to the shareholders. The directors have also restructured the merger so that it need only be approved by a majority of the Chateau shares voted rather than by two-thirds of the Chateau shares outstanding, which the original Chateau-ROC merger required.<F3>(3) All of these machinations serve no purpose

<F3>
- -----
3 Because Chateau was a direct participant in the original merger, Maryland law would have required the approval of two-thirds of Chateau's outstanding shares to approve that

                                                               (continued...)

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other than to benefit the Insiders by assuring that the vote of the public shareholders will be effectively nullified. If the Insiders' interests had not been paramount, Chateau and ROC could have merely increased the stock conversion ratio in favor of Chateau shareholders without taking the additional steps of depriving the shareholders of effective voting rights and saddling them with a substantial tax burden.

        At the same time that Chateau announced the Revised Merger Agreement, it also filed a Schedule 14D-9 opposing MHC OP's Tender Offer. Chateau took the position in the Schedule 14D-9 that the Tender Offer could not proceed because a provision in Chateau's corporate charter allegedly prohibits any person from owning more than seven percent of its common stock. MHC disagrees with this position and notes that it cannot be correct because, among other things, Chateau, as reported in its 1995 Annual Proxy Statement, has had a shareholder owning substantially in excess of seven percent of its stock.


- -----
3       (...continued)
        merger. Under the Revised Merger Agreement, ROC is to merge with a subsidiary of Chateau and the Maryland law requirement is therefore avoided. The New York Stock Exchange Rules still require the approval of Chateau shareholders, but that approval need only be by a majority of the shares voted.

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        E.     THE RESPONSE OF SHAREHOLDERS AND MARKET ANALYSTS TO THE
               INSIDERS' MANEUVERS HAS BEEN UNEQUIVOCALLY NEGATIVE.

        Shareholders and market analysts were shocked at the brazen self-dealing reflected in the Revised Merger Agreement. On September 18, 1996, the day the Revised Merger Agreement was announced, Chateau stock closed at 24-7/8, down 1-3/4 (reducing the equity capitalization by more than $26 million), closing at its lowest price since MHC announced its offer.

        On September 19, 1996, the New York Times reported (Exhibit B) that a representative of a major shareholder of Chateau said "[t]heir main objective with this merger seems to be to structure a transaction that is tax-advantaged to the OP unit holders with little regard given to the wishes of the common shareholders." The New York Times reported that "shareholders were particularly exercised by a provision of the merger agreement that would saddle the shareholders of the combined company with $27 million or more in deferred gains, which serve to reduce the tax burden that John Boll, the chairman and chief executive of Chateau, Edward Allen, a Chateau director, and others would incur in swapping units for stock."

        On September 18, 1996, Louis Taylor of Prudential Securities, an independent REIT analyst, observed (Exhibit C):

        "Chateau And Roc Shareholders Are Potentially Big Losers If The Merger Goes Forward. Chateau's announcement that it intends to pursue its merger with ROC Communities (RCI 23 7/89 -- Not Rated) is a blow to shareholders of both CPJ and ROC. In our view, its

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        tactics are designed only to thwart a valid offer of $26 cash per share from MHC. We believe the MHC offer is the best offer for the CPJ shares and the CPJ board's unanimous rejection of the offer can be construed as a rejection of maximizing shareholder value. Moreover, the extraordinary tactics to avoid the MHC offer, including the transfer of $27 million of unrecognized gains and the future tax liability to the new entity, imply management is concerned about its own interests, not public shareholders."

        Similarly, on September 19, 1996, independent REIT analysts at Everen Securities, Inc. described the transaction as follows (Exhibit D):

        "The revised merger agreement is a disappointment from an economic standpoint and a disaster from a fairness standpoint...While there are plenty of synergies to the ROC/Chateau combination, we actually believed MHC and Chateau were a better fit and perhaps offered more accretion. However, synergies and accretion are really no longer the point here, the point is now management credibility.

        Conflicts of Interest: Instead of demonstrating to shareholders the merit of their proposed merger Chateau management has done nothing but highlight their own conflicts of interest -- protecting their tax position, jobs and egos. Chateau has shifted tax liability effectively to the common shareholder, reduced shareholders voting power to assure approval, initiated a share buyback which has absolutely no economic merit relative to the acquisition of property..."

        F.     THE CURRENT LITIGATION

        On September 17, 1996, Chateau brought an action in this Court against the MHC Parties, contending that MHC OP's Tender Offer should be enjoined because the Schedule 14D-1 filed by the MHC Parties was false and misleading. Chateau also sought declarations that a provision in its corporate charter prevents

                                     -12-



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the MHC Parties from owning more than seven percent of Chateau's outstanding common stock and that Chateau's Board was not required to exempt the MHC Parties from the application of the Maryland Business Combination Act.

        On September 25, 1996, the MHC Parties filed a counterclaim against Chateau, Chateau's directors and ROC, contending that the Revised Merger Agreement and the transactions contemplated thereunder constituted a breach (which ROC had aided) of the directors' fiduciary duties to Chateau's shareholders, that the Schedule 14D-9 filed by Chateau was false and misleading, that Chateau's charter did not prohibit the MHC Parties from owning more than seven percent of Chateau's outstanding common stock and that Chateau's Board was required to exempt the MHC Parties from the application of the Maryland Business Combination Act. The counterclaim seeks preliminary and permanent injunctive relief, and the MHC Parties have filed a motion for a preliminary injunction to prevent the counterclaim-defendants from carrying out the wrongful acts identified in the counterclaim.

        The various aspects of the counterclaim-defendants' scheme to unjustly enrich themselves while preventing the shareholders from accepting MHC OP's offer are interrelated and should be considered together at the preliminary injunction stage of this litigation. However, the MHC Parties have brought this motion for a temporary restraining order because it is important that this Court preserve the status quo until it reaches a decision on

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the MHC Parties' motion for a preliminary injunction. The temporary restraining order requested would prohibit the purchase or sale of Chateau shares by Chateau or its directors. It would also prohibit Chateau from taking other steps that would materially alter the status quo before the motion for a preliminary injunction is decided.

II.     THE APPLICABLE STANDARDS FOR A TEMPORARY RESTRAINING ORDER.

        Under Fourth Circuit law, the decision whether to grant a temporary restraining order involves the consideration of four factors: (1) the likelihood of irreparable harm to the plaintiff if injunctive relief is denied; (2) the likelihood of harm to the defendant if an injunction is issued; (3) the likelihood of success on the merits; and (4) the public interest. Blackwelder Furniture Co. v. Seilig Manufacturing Co., 550 F.2d 189 (4th Cir. 1977); The Citrus Group, Inc. v. Cadbury Beverages, Inc., 781
F. Supp. 386, 388 (D. Md. 1991) (Nickerson, J.) (applying Blackwelder).<F4>(4) As the Blackwelder court explained, "[t]he two more important factors are those of probable irreparable injury

<F4>
- ----
4 The cases cited discussed the standard for granting a preliminary injunction. However, in the Fourth Circuit, "[t]he factors to be weighed before issuing a temporary restraining order are the same as those considered before issuance of a preliminary injunction." Perdue Farms, Inc. v. National Labor Relations Board, 927 F. Supp. 897, 904 (E.D.N.C. 1996); see also Commonwealth of Virginia v. Kelly, 29 F.3d 145, 147 (4th Cir. 1994) (applying Blackwelder test to temporary restraining order); James A. Merritt & Sons v. Marsh, 791 F.2d 328 (4th Cir. 1986) (same).

                                     -14-


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to plaintiff without a decree and of likely harm to the defendant with a decree. If that balance is struck in favor of plaintiff, it is enough that grave or serious questions are presented; and plaintiff need not show a likelihood of success." 550 F.2d at 196. As we explain below, all of these factors favor the granting of the requested temporary restraining order.

III.    THE MHC PARTIES ARE ENTITLED TO A TEMPORARY RESTRAINING ORDER.

               A. MHC OP AND THE OTHER SHAREHOLDERS OF CHATEAU WILL SUFFER IRREPARABLE HARM IF THIS COURT DOES NOT ISSUE A TEMPORARY RESTRAINING ORDER.

        MHC OP and the other shareholders of Chateau will suffer irreparable harm if the requested temporary restraining order is not granted. If Chateau repurchases stock or sells stock to Insiders prior to a decision on a motion for preliminary injunction, the status quo will be altered irrevocably. The voting power and ownership of Chateau, and the amount of cash held by or available to Chateau, will be materially different than they now are; the Insiders will have taken significant steps toward obtaining voting control of Chateau and will have depleted corporate assets in doing so.

        Moreover, if a temporary restraining order is not granted and Chateau repurchases its stock, a number of existing shareholders will have sold their stock to Chateau prior to a decision on the MHC Parties' motion for a preliminary injunction. These shareholders would be unfairly and irremediably prejudiced

                                     -15-

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in making those sales because at present the market has discounted Chateau's stock price in light of the announcement of the Revised Merger Agreement and Chateau's misstatements in its Schedule 14D-9 about the MHC Parties' Tender Offer. If this Court agrees with the MHC Parties on the merits of this case and MHC OP's Tender Offer is successful, that is information the shareholders should have known before selling their stock. But it will be too late to undo what has occurred even if this Court were to agree with the MHC Parties' position after a preliminary injunction hearing unless the requested temporary restraining order is granted.

        The repurchases and sales to Insiders of Chateau stock proposed by Chateau are an integral part of the Insiders' scheme to prevent the shareholders from accepting MHC OP's offer. If this Court concludes that that scheme is a breach of the Chateau directors' fiduciary duties, it would be unjust if the repurchases or sales had already been consummated. This Court should maintain the status quo until it has decided the merits of the case after a preliminary injunction hearing.

        For reasons similar to those discussed above, a number of courts have entered temporary restraining orders to prevent the purchase of shares and to preserve the status quo in contests for corporate control. See, e.g., UIS, Inc. v. Walbro Corp., 1987 WL 18108, at *3-4 (Del. Ch. 1987); Petty v. Penntech Papers, Inc., 347 A.2d 140, 143 (Del. Ch. 1975).

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        B.     NEITHER CHATEAU NOR THE INSIDERS WILL BE HARMED BY A TEMPORARY
               RESTRAINING ORDER.

        In contrast to the immediate, irreparable harm to Chateau shareholders and Chateau that will occur if the stock repurchases or sales proceed, neither Chateau nor its directors will be harmed if the Court temporarily restrains those purchases or sales. A short delay in the consummation of any purchases or sales would not preclude Chateau from proceeding with its plan if it succeeds at the preliminary injunction stage. Neither Chateau nor ROC have distributed proxy statements or set a record date for voting. Accordingly, the balance of harms clearly favors the entry of a temporary restraining order. See Petty v. Penntech Papers, Inc., 347 A.2d 140, 143 (Del. Ch. 1975) (temporarily restraining selective stock redemption where the potential harm from delay in redemption was minimal in comparison to evidence that expenditure of corporate funds appeared designed to ensure management voting control); UIS, Inc. v. Walbro Corp., 1987 WL 18108, *4 (Del. Ch. Oct. 6, 1987) (temporarily restraining stock repurchase where "colorable" claim of breach of duty outweighed right of board to begin stock repurchase plan and where order would "allow a more thoughtful treatment of the issues presented").

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        C.     THE MHC PARTIES HAVE A HIGH PROBABILITY OF SUCCESS ON THE
               MERITS.

        The MHC Parties have a high probability of succeeding on the merits of their claim that the Chateau directors' plan to have the company purchase and sell stock, as part of their overall scheme to thwart MHC OP's offer at the expense of Chateau's shareholders, is a breach of the directors' fiduciary duties to those shareholders. The directors' duties are defined in Section 2-405.1(a) of the Maryland General Corporation Law, which provides:

               "A director shall perform his duties as a director, including his duties as a member of a committee of the board on which he serves:

                    (1)  In good faith;

                    (2) In a manner he reasonably believes to be in the best interests of the corporation; and

                    (3) With the care that an ordinarily prudent person in a like position would use under similar circumstances."

        The directors cannot satisfy the statutory requirement that they act in good faith, in a manner they reasonably believe to be in the best interests of the corporation and with the care that an ordinarily prudent person in a like position would use. The Revised Merger Agreement was plainly the product of an egregious conflict of interest that caused the Insiders, who own virtually no common stock and who dominate Chateau and its Board, to favor their own positions at the expense of the shareholders. There is

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simply no explanation other than this conflict for the timing and structure of the Revised Merger Agreement.

        As discussed above, the clear purpose of the revisions to the original Chateau-ROC merger agreement is to prevent Chateau's shareholders from accepting MHC OP's offer even if they wish to do so and to force the consummation of the Chateau-ROC merger against the will of the shareholders. Under the Revised Merger Agreement, the OP unit holders -- primarily the Insiders -- can convert their units into common stock on a tax-efficient basis. This conversion, along with the proposed expenditure of approximately $35 million by Chateau to repurchase shares, the proposed sale of shares to the Insiders and the restructuring of the merger so that only a majority of the voting (instead of two-thirds of the outstanding) Chateau shareholders need to approve it, would give the Insiders the power to approve the ROC merger on their own, even if every single existing shareholder objects. MHC OP's offer would be terminated because the merger would be consummated even if MHC OP acquired 100 percent of the existing common stock.

        The advantage to the Insiders would go beyond entrenching themselves and preventing MHC OP's offer from succeeding. The Insiders would also be able to obtain voting common stock in the new company while transferring to others a huge tax burden (the taxes on more than $100 million of taxable gain), something they have never been able to do since Chateau was formed and would not

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have been able to do under the original Chateau-ROC Agreement. This would be of enormous economic value to the Insiders.

        However, while the transaction would be a bonanza for the Insiders, it would be a disaster for the existing shareholders. As defendants have conceded, the exchange of OP units by the Insiders would make the existing Chateau shareholders responsible for at least $27 million ($4 to $5 per share) in taxable gain. More significantly, they would lose the right they now have to reject a merger with ROC and accept MHC OP's offer. To add insult to injury, this result would have been achieved by the expenditure by Chateau of up to $35 million of corporate funds for the repurchase of stock that is designed to prejudice the shareholders' rights.

        Chateau's directors should not be permitted to enter into transactions that allow the Insiders to transfer tax liabilities to the shareholders and at the same time prevent the shareholders from doing what is best for them. "'Since a director is vested with the responsibility for the management of the affairs of the corporation, he must execute that duty with the recognition that he acts on behalf of others. Such obligation does not tolerate faithlessness or self-dealing.'" NCR Corp. v. American Telephone and Telegraph Co., 761 F. Supp. 475, 491 (S.D. Ohio 1991) (applying
Maryland law), quoting Smith v. Van Gorkom, 488 A. 2d 858, 872 (Del. 1985). Under Maryland law, a "court may intervene to prevent (or annul) conduct on the part of directors that is

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fraudulent or represents a breach of their fiduciary obligations." Mountain
Manor Realty, Inc. v. Buccheri, 461 A. 2d 45, 51 (Md. App. 1983). Given the circumstances of this case, there is a high probability that this Court will intervene to prevent the Chateau directors from breaching their duties under Section 2-405.1.

        D. THE PUBLIC INTEREST FAVORS GRANTING THE REQUESTED TEMPORARY RESTRAINING ORDER.

        The public interest in ensuring that directors adhere to their fiduciary duties is manifest. "A PUBLIC POLICY, existing through the years, and derived from a profound knowledge of human characteristics and motives, has established a rule that DEMANDS of a corporate officer or director, peremptorily and inexorably, the MOST SCRUPULOUS OBSERVANCE OF HIS DUTY, not only affirmatively to protect the interests of the corporation committed to his charge, but also to refrain from doing anything that would work injury to the corporation...The rule that requires an undivided and unselfish loyalty to the corporation demands that there shall be NO CONFLICT BETWEEN DUTY AND SELF-INTEREST." Guth v. Loft, Inc., 5 A.2d 503, 510 (Del. 1939) (emphasis added). This language concisely sums up a long-established principle of American corporate law: that directors owe their corporation and its shareholders an uncompromising duty of loyalty. Under the circumstances present here, a temporary restraining order will ensure that Chateau and its directors do not continue to allow self-interest to conflict with and compromise their fiduciary duty to Chateau's shareholders.

                                  CONCLUSION

        For the reasons set forth above, the MHC Parties request that this Court temporarily restrain Chateau and its directors from purchasing or selling Chateau shares or from taking other steps that would materially alter the status quo before the MHC Parties' motion for a preliminary injunction is decided.

                                        Respectfully submitted,

                                        -----------------------
                                        Arthur F. Fergenson
                                        BALLARD SPAHR ANDREWS &
                                          INGERSOLL
                                        Suite 1900
                                        300 East Lombard Street
                                        Baltimore, Maryland 21202
                                        (410) 528-5600
                                        Federal Bar No. 00304

Of Counsel:

Vincent J. Connelly
Scott J. Davis
Joseph A. Starkman
Daniel L. Ring
MAYER, BROWN & PLATT
190 South LaSalle Street
Chicago, IL 60603
(312) 782-0600

Dated: September 25, 1996

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